                      Filed by Autoweb.com, Inc. (Commission File No. 000-25577)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14a-6
                                          of the Securities Exchange Act of 1934

                                             Subject Company: autobytel.com inc.
                                                 (Commission File No. 000-22239)

Contact:
The MWW Group       (212) 704-9727
Investor Relations: Michael Lendener         mlendener@mww.com
Media Relations:    Jennifer Connorton       jconnorton@mww.com


                     AUTOWEB REPORTS SECOND QUARTER RESULTS

Santa Clara, CA, August 8, 2001 - Autoweb.com (Nasdaq:AWEB), a leading consumer automotive Internet service, today announced financial results for the second quarter ended June 30, 2001.

As expected, net revenues for the second quarter of 2001 were $9.1 million, reflecting general market trends as well as the need to adjust the size of dealer network areas related to certain fixed price agreements with dealers. Net revenues for the first quarter of 2001 were $10.1 million.

Pro forma net loss for the second quarter of 2001 was $5.2 million, or $0.18 cents per share, compared to $5.6 million, or $0.19 cents per share in the first quarter of 2001. Pro forma EBITDA loss for the second quarter was $2.9 million, compared to a pro forma EBITDA loss of $3.7 million for the first quarter of 2001. The pro forma net loss and pro forma EBITDA loss for the first quarter of 2001 excludes the sales and marketing settlement charge of $12.6 million related to the favorable restructuring of the company's partnership agreements, and merger related costs of $850,000 associated with the announced merger agreement with Autobytel, while the pro forma net loss and pro forma EBITDA loss for the second quarter of 2001 exclude certain merger related costs of $226,000.

"The reach of our sites continues to expand along with their ever-improving content and functionality. This is evidenced by the 11.0 and 2.5 million visits respectively, for Autoweb and Autosite during the quarter compared to 9.8 and
1.8 million respectively, during the first quarter of this year," said Jeffrey Schwartz, Autoweb's President and CEO. "Our combination with Autobytel, which should be consummated during the third quarter will further solidify this leadership position.

The annual meeting of Autoweb stockholders will be held on August 14, 2001 at 10:00 am PDT at the Marriott Hotel, 2700 Mission Boulevard, Santa Clara, CA 95054. Only Autoweb stockholders of record at the close of business on June 15, 2001 will be entitled to vote at this annual meeting. Please contact Eric Gottlieb of The MWW Group at 212-704-9727 to indicate your interest in attending.

ABOUT AUTOWEB

Autoweb.com is a leading automotive Internet service, guiding users through every stage of vehicle ownership. Through it's direct and referral commerce channels, Autoweb.com offers consumers a variety of ways to purchase new and used vehicles in conjunction with vehicle manufacturers, local Member Dealers and other commerce partners. The Company's Web site also provides consumers with a wide range of automotive-related products to support the complete lifecycle of the vehicle, including finance, insurance and maintenance. Autoweb.com features comprehensive, unbiased research from its Automotive Information Center (AIC) division.

Autoweb also continues to set the standard in the business-to-business marketplace by providing Web sites with the most advanced technology to view automotive information, and accurate and reliable automotive data and content. Currently, major automobile manufacturers, including DaimlerChrysler, Ford, General Motors, Honda and Toyota, use Autoweb's automotive data ("AutoSuite") to power their sites. Some of the major consumer portals also use Autoweb's content and technology, including AOL, Yahoo, Lycos, MSN and Carpoint. AutoSuite is highly configurable for any individual AIC customer, as the interface can match look and feel, while vehicles (both target and competitor) and specific features can be limited to desired selections. For more information, please visit http://www.autoweb.com and http://www.autosite.com.

Safe Harbor Statement:

Certain statements in this news release, including statements that include words such as "expects," "believes" or other future-oriented statements, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ from anticipated results. In particular, factors that could adversely effect Autoweb include, but are not limited to: our ability to attract consumers through existing portal relationships; the combined viability of current and new car buying process on our site; the effect of the restructuring of certain marketing agreements; lower revenue per purchase request associated with certain fixed price agreements with dealers; the inability to adjust the size of dealer network areas for certain fixed price agreements with dealers; and general market trends and conditions in the automotive sales market. Autoweb has also entered into an Acquisition by Merger Agreement with Autobytel.com. Failure to realize anticipated synergies related to the proposed merger, failure of the combined company to retain and hire key employees, difficulties in successfully integrating the parties' businesses and technologies, or failure of the companies to obtain the required stockholder or regulatory approvals or that the merger does not close for any other reason could adversely impact Autoweb. Other risks and uncertainties include the fact that the Company received a Nasdaq Staff Determination letter on March 1, 2001, indicating that the Company has failed to comply with the minimum bid price requirement for continued listing, and is subject to delisting from the Nasdaq National Market; changes in competitive behavior or market forces; uncertainties regarding response from the vehicle manufacturers; changes in the legal or regulatory environment, changes or lack of changes in consumer preferences over time, technological challenges and an inability to forecast future traffic and transactions.


Further information on risk factors that could affect results is detailed in Autoweb's filings with the Securities and Exchange Commission, including its Registration Statement on Form S-1 (No. 333-71177) and its Form 10-Q for the quarter ended March 31, 2001, filed with the Securities and Exchange Commission, including (without limitation) under the captions, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Additional information, which is set forth in those sections in Autoweb's Annual Report on, Form 10-K/A for the year ended Dec. 31, 2000.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Autobytel has filed a registration statement on Form S-4 in connection with the proposed transaction and Autobytel and Autoweb expect to mail a joint proxy statement/prospectus to the stockholders of Autobytel and Autoweb containing information about the proposed transaction. Investors and security holders are advised to read the joint proxy statement/prospectus regarding the potential transaction referred to above, when it becomes available, because it will contain important information. Both companies have filed the registration statement and the joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders may obtain a free copy of the registration statement and the joint proxy statement/prospectus and other reports, documents, proxy statements and other information filed by Autobytel and Autoweb with the Securities and Exchange Commission at the Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained free of charge from Autobytel at 949-862-1355 or investor@Autobytel.com or from Autoweb at 800-707-9552.

                               (tables to follow)

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                                AUTOWEB.COM, INC.

                            CONDENSED BALANCE SHEETS
                                 (In thousands)
                                   (unaudited)

                                                             June 30,     December 31,
                                                               2001           2000
                                                             --------     ------------

ASSETS

Current assets:
    Cash, cash equivalents and short term investments        $11,211        $27,137
    Accounts receivable, net                                   8,016          8,518
    Prepaid expenses and other current assets                  5,611         10,149

        Total current assets                                  24,838         45,804

Property and equipment, net                                    1,480          2,285
Intangible assets, net                                         8,327         11,878
Deposits                                                         177            177
                                                             -------        -------
        Total assets                                         $34,822        $60,144
                                                             =======        =======


LIABILITIES AND STOCKHOLDERS EQUITY

Current liabilities:
    Accounts payable and other accrued expenses              $ 2,387        $ 3,705
    Accrued payroll and related expenses                         814            991
    Deferred revenue                                             717            773
    Current portion of notes and lease
      obligations payable                                        434            314

        Total current liabilities                              4,352          5,783

Notes and lease obligations, net of current portion                0              0

        Total liabilities                                      4,352          5,783

Stockholders' equity                                          30,470         54,361
                                                             -------        -------
        Total liabilities and stockholders' equity           $34,822        $60,144
                                                             =======        =======

                                AUTOWEB.COM, INC.

                       CONDENSED STATEMENTS OF OPERATIONS
                    (In Thousands, except per share amounts)
                                   (unaudited)

                                                                          Three Months Ended         Six Months Ended
                                                                               June 30,                  June 30,
                                                                         ---------------------     ---------------------
                                                                           2001         2000         2001         2000
                                                                         --------     --------     --------     --------

Net revenues                                                             $  9,100     $ 15,193     $ 19,194     $ 30,986
Cost of net revenues                                                        2,019        1,506        3,938        3,167

        Gross profit                                                        7,081       13,687       15,256       27,819

Operating expenses:
    Sales and marketing                                                     6,110       12,838       14,499       27,505
    Sales and marketing - settlement charge                                     0            0       12,635            0
    Product development                                                     1,374        2,366        2,969        4,292
    General and administrative                                              2,751        2,821        4,816        5,743
    Merger Related Costs                                                      226            0        1,076            0
    Stock based compensation                                                  311          410          623          829
    Amortization of intangibles                                             1,776        1,715        3,551        3,460

        Total operating expenses                                           12,548       20,150       40,169       41,829

        Loss from operations                                               (5,467)      (6,463)     (24,913)     (14,010)

Interest and other income, net                                                 63          463          388          781

        Net loss                                                         $ (5,404)    $ (6,000)    $(24,525)    $(13,229)

Net loss per share:
        Basic and diluted                                                $  (0.18)    $  (0.21)    $  (0.83)    $  (0.49)

        Weighted average shares-basic and diluted                          29,560       28,745       29,551       27,143


SUPPLEMENTAL FINANCIAL DATA

Pro forma EBIDTA(1)                                                      $ (2,931)    $ (4,269)    $ (6,621)    $ (9,601)

Pro forma net loss(2)                                                    $ (5,178)    $ (6,000)    $(10,814)    $(13,229)

Weighted average pro forma net loss per share - basic and diluted(3)     $  (0.18)    $  (0.21)    $  (0.37)    $  (0.49)

----------

(1) Defined as pro forma net loss before interest, depreciation and amortization.

(2) Defined as net loss exclusive of merger related costs and sales & marketing settlement charge.

(3) Defined as pro forma net loss divided by weighted average shares - basic and diluted